Aug. 7. 2002 2:44PM No.4933 P. 1/1

82-4504

02049142

ROCK RESOURCES INC.
(the "Company")

02 AUG -8

NEWS RELEASE
August 7, 2002

CORPORATE UPDATE

SUPPL

Rock Resources Announces Chief Financial Officer Appointment

Rock Resources Announces Investment in an Irish PLC to Raise Exploration Funds

NEW APPOINTMENT:

The Board of Directors is pleased to announce that Mr. Allen Rose, CA has joined the Company as Chief Financial Officer. Mr. Rose, 46, graduated from McMaster University with a Bachelor of Commerce. After articling with Arthur Young, Mr. Rose obtained his CA in 1983. Since that time, he has been involved with a number of major corporations including Keg Restaurants and has been a director of several other small cap public corporations.

"We are very pleased that Allen will be joining our team," commented Graeme Rowland, President and Chairman of Rock Resources. "His extensive financial experience, operational expertise and leadership qualities will greatly enhance Rock Resources expand its strategy for growth and existing business developments, and prepare the company for future growth."

INVESTMENT:

Management is pleased to announce that Rock is investing in an Irish PLC ("PLC") with a view to PLC raising exploration funds for mineral projects some of which projects the Company will have an interest in the further participation thereof.

On behalf of the Board of Directors:

"Graeme Rowland"

Graeme Rowland, President
and Chairman of the Board

PROCESSED
AUG 30 2002
THOMSON
FINANCIAL

TSX VENTURE: RCK
Suite #2120 – 1055 West Hastings Street, Vancouver, BC V6E 2E9
Tel: (604) 688-3304 - Fax: (604) 682-6038 - Toll-Free: 1-888-ROCK-RES (762-5737)
E-mail: info@rockresources.com - Web Site: www.rockresources.com

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